THE3RDBEVCO, INC.

August 30, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	The3rdBevco Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed on August 9, 2023
File No. 024-12298

Ladies and Gentlemen:

On behalf of our Company, The3rdBevCo, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 3 to the offering statement on Form 1-A (“Amendment No. 3”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 21, 2023 regarding your review of the offering statement on the Amendment Form 1-A, which was filed with the Commission on August 9, 2023.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Amendment No. 1 to Form 1-A filed August 9, 2023

General

1. We note your response to our prior comment 1. Please further revise your disclosure, including the prospectus cover page and summary, to clarify whether the 8,750,000 shares being offered include loyalty bonus shares and amount-based bonus shares (i.e., 350,000 and 7,000,000, respectively). If so, then revise the maximum number of loyalty bonus shares disclosed on page 22 accordingly (in this regard, we note that 437,500 loyalty bonus shares represents 5% of 8,750,000 shares). Revise the maximum number of amount-based bonus shares, currently disclosed as 3,937,500 shares on page 22, as appropriate.

We have generally updated the cover page and relevant fields in Part I to reflect that both Loyalty Shares and Amount Bonus shares are included in the offering for qualification. There are 8,750,000 shares available for under the Offering and an additional 437,500 shares potentially issued to existing holders and 3,937,500 shares of amount based bonus shares to be potentially issued based on the amount invested by an individual investor..

THE3RDBEVCO, INC.

2. If the loyalty and amount-based bonus shares are being offered in addition to the 8,750,000 shares, then revise Item 4 of Form 1-A to reflect the aggregate number of shares being offered (i.e., including bonus shares, as these are required to be qualified). Ensure consistency with your disclosure in response to comment 1 above.

We have adjusted throughout to be consistent.

Exhibits

4. The legal opinion filed as an exhibit to your Form 1-A states, "The Offering Statement covers 13,125,000 shares of Common Stock of the Company, which include 8,750,000 shares to be qualified under Regulation A and 4,375,000 potential bonus shares." Please file a revised opinion which refers to the aggregate number of shares to be qualified consistent with comments 1 and 2 above. Please also revise the statement in the opinion that, "Bonus shares shall be restricted share," to reflect that the bonus shares are being qualified on Form 1-A.

Counsel has provided an updated opinion reflecting the fact all bonus shares will be included in the qualified offering pursuant to Regulation A.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Smith Eilers, PLLC. at (561) 484-7172.

Very truly yours,

/s/ Peter Scalise
Peter Scalise, CEO
The3rdBevCo, Inc.

cc: William R. Eilers, Esq.

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